DC

No Act

P.E. 2-23-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07041793

April 11, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/11/2007

Jill V. McIntosh
Law Department
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202-1100

Re: The Kroger Co.
Incoming letter dated February 23, 2007

Dear Ms. McIntosh:

This is in response to your letter dated February 23, 2007 concerning the shareholder proposal submitted to Kroger by the General Board of Pension and Health Benefits of the United Methodist Church. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
APR 2 0 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

PROCESSED
APR 3 0 2007
THOMSON
FINANCIAL

cc: Daniel P. Nielsen
Manager, Socially Responsibility Investing
General Board of Pension and Health Benefits
of the United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

THE KROGER CO. • LAW DEPARTMENT • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
EXECUTIVE VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBER
513-762-4935

WRITER'S DIRECT DIAL NUMBER
513-762-4428

JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
STEPHANIE GEPHARDT
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
JILL V. McINTOSH
JEFFERY L. VANWAY
ERICA S. PONTIUS
HILARY VOLLMER
BEAU C. SEFTON
FRANCES A. TUCKER

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D. ROBERTS, PARALEGAL
ERIN C. DRISKELL, PARALEGAL
BOBBI J. McFADDEN, PARALEGAL

February 23, 2007

VIA DHL EXPRESS AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 Fifth Street, N.E.
Washington, DC 20549

RE: Shareholder Proposal of the General Board of Pension and Health Benefits of the United Methodist Church

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 14a-8(j) under the Exchange Act, are the following:

A. Six copies of this letter;

B. Six copies of a letter dated January 10, 2007, from the General Board of Pension and Health Benefits of the United Methodist Church (the "Proponent"), along with a shareholder proposal and supporting statement (the "Proposal") (Exhibit A); and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

Kroger intends to mail to shareholders, on or about May 15, 2007, our definitive proxy statement and form of proxy (the "Proxy Materials") in conjunction with our 2007 Annual Meeting. That meeting currently is scheduled to be held on June 28, 2007. Kroger intends to file definitive copies of the Proxy Materials with the Commission at the same time the Proxy Materials are first mailed to shareholders.

We believe that the Proposal may properly be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(10) and (7), and Kroger intends to exclude the Proposal from the Proxy Materials. By a copy of this letter to the Proponent, we are notifying the Proponent of our intentions. Please confirm that no enforcement action will be recommended if the Proposal is excluded.

The Proposal

The resolution portion of the Proposal reads as follows: "**RESOLVED**: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by December 31, 2007."

Background

There is a history regarding this Proposal from the Proponent that is worth reviewing. In 2004, Kroger received a substantially similar proposal from the Proponent regarding issuing a sustainability report and the Staff agreed that it could be excluded from our proxy materials based on Rule 14a-8(i)(3).[1] The key difference in the 2004 proposal was the requirement that the sustainability report be based on the Global Reporting Initiative's sustainability guidelines ("GRI Guidelines"). The Staff has consistently found the GRI Guidelines to be vague, indefinite and misleading.[2] In December of 2005, the Public Responsibilities Committee of our Board of Directors authorized Kroger to prepare a sustainability report and to publish the report on our website. Then in 2006, before our final report was complete, the Proponent re-submitted its sustainability report proposal but changed the requirement that the report be based on the GRI Guidelines to a recommendation. Because we had already adopted a policy on the issue, we requested the Staff to grant us no action relief primarily on "substantial implementation" grounds.[3] The Staff denied this request and we believe this was because, at that time, the final report was not yet published on our website. Later that year, on June 15, 2006, we published The Kroger Co. Public Responsibilities Report. This report includes Kroger's definition of sustainability as well as company-wide review of policies, practices and

[1] The Kroger Co. (March 19, 2004).
[2] See, The Ryland Group, Inc. (January 19, 2005); Terex Corporation (March 1, 2004); ConAgra Foods, Inc. (July 1, 2004); and The Kroger Co. (March 19, 2004).
[3] The Kroger Co. (March 29, 2006).

indicators related to social and environmental sustainability. Kroger has already implemented the Proposal and it may be excluded under Rule 14a-8(i)(10). Including the Proposal in our Proxy Materials and putting it to a shareholder vote would accomplish nothing more. We believe that the Staff will agree with this position based on its past practice. In the alternative, the Proposal is excludable under Rule 14a-8(i)(7), because the Proposal relates to Kroger's ordinary business operations. It is in the discretion of our management to determine the format and content of our sustainability report and this should not be subject to the oversight of shareholders. In either case, the Proposal properly may be excluded from our Proxy Materials based on Rule 14a-8(i)(10) or Rule 14a-8(i)(7).

Discussion

I. Kroger Has Already Substantially Implemented The Proposal And It May Be Excluded Under Rule 14a-8(i)(10).

The Proposal requests that Kroger's "Board of Directors issue a sustainability report." The supporting statement advises that the report should include "Kroger's definition of sustainability, as well as a company-wide review of policies, practices, and indicators related to measuring long-term social and environmental sustainability." Kroger already publishes a sustainability report, our Public Responsibilities Report (the "Report") and it's available on our corporate website (http://www.thekrogerco.com). You may access the Report by selecting the link to the Public Responsibilities Report prominently positioned at the top of the right side of the site.

Kroger's definition of sustainability is contained throughout the Report and first addressed in the opening letter from our chairman and chief executive officer, David Dillon. Mr. Dillon states that "[W]e are one of the nation's leading retailers, and we are committed to making a difference in the communities we serve - whether by supporting local food banks in the fight against hunger, assisting thousands of local schools, youth programs and non-profit groups, or raising millions of dollars for American Red Cross disaster relief efforts." He continues to say that we are "committed to providing a safe, healthy workplace that fosters growth and opportunity for our more than 290,000 associates. The Kroger Co.'s core values are honesty, respect, integrity, diversity, inclusion and safety. We strive to reflect those values in all our interactions with customers, shareholders, communities, business partners and each other." Mr. Dillon highlights the focus areas of the Report and states that these areas of corporate public responsibility are the ones most relevant to Kroger's business. These areas include: animal welfare, business ethics, charitable giving and community activities, corporate governance, diversity, employee health care and benefits, energy and fuel conservation, Fair Trade products, food safety, human rights, nutrition, recycling and waste reduction, and the safety and health of people. When addressing each of these topics separately in the Report, Kroger further defines sustainability and details its policies and practices related to that specific area. For example on animal welfare, the Report states that it "is an important issue to Kroger" and then continues to provide an achievement that we "were one of the first major supermarket companies to adopt meaningful animal welfare guidelines." The Report provides that "[I]n 2001, Kroger began working closely with the Food Marketing Institute and the National Council of Chain Restaurants to develop an industry-wide program that would introduce science-based guidelines to strengthen animal welfare practices across species. We asked our suppliers to adopt these "best practice" guidelines, and we monitor them for compliance with our policies." On the issue of business ethics, our Report provides that "it is important for all of our 290,000 associates to adhere to the highest, moral, ethical and legal standards...each of our associates bears the responsibility for protecting Kroger's name and reputation." The Report further provides the effect that this policy has had on our company. For three years (2000, 2001, and 2002) Kroger was named one of America's "100 Best Corporate Citizens" by *Business Ethics*, a national publication that highlights corporate social responsibility. On charitable giving and community activities, our Report declares that "Kroger understands the importance of investing in the communities where our customers and associates live and work. After all, it's our community too." Then the Report supports this position with some of our accomplishments in this area. "Over the past five years, Kroger has contributed $623 million to charitable causes around the country. In fact, *BusinessWeek* magazine ranks Kroger among the most generous corporations in America."

Our Report was first published on June 15, 2006 and Kroger has a policy in place to update this Report annually each June in connection with our annual meeting of shareholders, in advance of the deadline established by the Proponent. Kroger has already implemented the Proposal and therefore it may be excluded under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits the omission of a shareholder proposal from the proxy soliciting materials if "the company has already substantially implemented the proposal." This Rule was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management."[4] The Staff does not require companies to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10). Rather, the standard the Staff has applied in determining if a proposal is substantially implemented is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal.[5] The Staff consistently has taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices and procedures in place relating to the subject matter of the proposal, or has

[4] See, Exchange Act Release No. 34-12598 (July 7, 1976).
[5] See, Exchange Act Release No. 34-20091 (Aug. 16, 1983) and Texaco, Inc. (March 28, 1991).

implemented the essential objective of the proposal.[6] Kroger has policies and procedures in place relating to the subject matter of the Proposal and we have more than implemented the essential objectives of the Proposal by publishing our Report. Therefore, the Proposal has been substantially implemented.

The Staff permitted ConAgra Foods, Inc., Honeywell International Inc., Raytheon Company, Albertson's, Inc. and Lowe's Companies, Inc. to omit sustainability report proposals on Rule 14a-8(i)(10) grounds that are nearly identical to the Proposal submitted to Kroger.[7] The Staff permitted these exclusions because, like Kroger, these companies already prepare and publish their own sustainability reports. Kroger's request cannot be distinguished from the above-noted cases. Kroger has provided its definition of sustainability and its Report is as detailed in the areas of social and environmental sustainability as the other companies that have been granted no action relief on this issue by the Staff.

The type and amount of sustainability disclosures included in Kroger's Report are at least as comprehensive as the disclosures provided in the sustainability reports of the other companies that have been granted no action relief under Rule 14a-8(i)(10) related to substantially the same proposals. ConAgra generally covered its activities involving the community, workplace, consumers and shareholders.[8] Honeywell generally covered the areas of health, safety, environmental sustainability, product responsibility, code of conduct, social sustainability, social diversity, and positive work environment.[9] Albertson's generally covered the company's values, activities to energize its employees, community involvement, environmental affairs, activities related to consumers, and financial and IT information.[10] Lowes' report generally addressed the company's contributions to community, work with charitable and education organizations, workplace opportunity initiatives, and commitment to the environment.[11] Our Report provides our policies, practices and performance data on the areas of animal welfare, business ethics, charitable giving and community activities, corporate governance, diversity, employee

---

[6] See The Talbots, Inc. (April 5, 2002), The Gap, Inc. (March 16, 2001) and Kmart Corp. (February 23, 2000). See also, e.g. Xcel Energy, Inc. (February 17, 2004) (where proposal requested an assessment and report regarding reduction of emissions which had already been initiated by the company), Telular Corp. (December 5, 2003); See also Cisco Systems, Inc. (March 11, 2003) (where proposal asked the Board to consider executive compensation plan that has already been considered and approved); Intel Corporation (March 11, 2003) (proposal to require shareholder vote on all equity compensation plan amendments excludable where board had adopted resolutions establishing similar policy).

[7] See, ConAgra Foods, Inc. (July 3, 2006), Honeywell International Inc. (February 21, 2006), Raytheon Company (January 25, 2006), ConAgra Foods, Inc. (May 20, 2005), Albertson's, Inc. (March 23, 2005) and Lowe's Companies, Inc. (March 21, 2005).

[8] ConAgra Foods, Inc. (July 3, 2006), and ConAgra Foods, Inc. (May 20, 2005).

[9] Honeywell International Inc. (February 21, 2006).

[10] Albertson's, Inc. (March 23, 2005).

[11] Lowe's Companies, Inc. (March 21, 2005), Lowe's Companies, Inc. (March 21, 2005).

health care and benefits, energy and fuel conservation, Fair Trade products, food safety, human rights, nutrition, recycling and waste reduction, and the safety and health of people. Because Kroger's sustainability report provides at least the same level of disclosure as the above cases, the Staff should follow its precedent and grant Kroger relief on 14a-8(i)(10) grounds for substantially implementing the Proposal.

Kroger is aware that Wendy's International, Inc. received the same proposal from another proponent and the Staff denied no action relief sought on substantial implementation grounds.[12] Kroger's situation is materially different and can easily be distinguished from Wendy's. According to the proponent of the Wendy's proposal, Wendy's report was mostly a collection of vague statements of policy. Wendy's report showed no implementation of these policies or any evidence of a company-wide review. The proponent argued that the reports from Albertson's, Lowe's, ConAgra and Raytheon were all superior to Wendy's report because those companies disclosed information on actual performance rather than just stating views towards sustainability. As that proponent pointed out, the Staff has made this distinction when determining whether to grant no action relief on substantial implementation grounds.[13]

The Staff has had the practice of granting relief to those companies that have disclosed information on actual performance and denied relief to those companies that have merely stated their views. Kroger is in the camp of those companies that have actually disclosed performance data rather than those that have merely provided policies. We provide our views and policies on sustainability and continue to back them up with examples of our practices and performance data. For example, in our Report we disclose that Kroger contributed more than $142 million to local communities and non-profit organizations as part of our "Neighbor to Neighbor" charitable giving program in 2005. The Report continues in detailed sections and includes a pie graph to further illustrate the amounts and types of beneficiaries of our charitable giving. On diversity the Report provides the percentage of female and minority representation company-wide and in management, professional, and sales positions. Kroger is committed to doing our part to ensure that minority-owned and women-owned businesses are a part of the mainstream of our Company and our nation's free enterprise system. Our Report provides that Kroger spent approximately $880 million with minority-owned and women-owned businesses in 2005. Our stated goal is to top $1 billion and continue to grow. On the issue of energy and fuel conservation, we report that, "since 2000, Kroger has reduced its overall energy consumption by over 17%, or 800 million kilowatt hours. That's enough energy to power a community of 80,000 homes for a full year." The Report further details our best practices for reducing energy consumption, our training programs and investments in technology that have helped us achieve the stated accomplishments. Our Report details our

[12] Wendy's International, Inc. (February 21, 2006).
[13] Wendy's International, Inc. (February 21, 2006).

company-wide recycling initiatives and provides that we recycled 455,200 tons of materials in 2005. The Report charts the tonnage amount for each major recyclable material. On safety and health of people, we report that during the last ten years Kroger has cut in half the overall accident rate at our stores, manufacturing facilities and warehouses. We report that in 2005 our accident rate stood at 5.5 accidents per 100 full-time equivalent employees, down from a rate of 16 accidents per 100 employees in 1995. Our Report is a company-wide review of policies, practices and indicators related to social and environmental sustainability. The above are just some of the numerous examples of actual performance data in our Report and what distinguishes our Report from Wendy's. Therefore, the Staff should consider our Report as substantially performing the objective of the Proposal.

Kroger is also aware that the Staff did not permit Terex Corporation to exclude on substantial implementation grounds a proposal that was basically identical to the Proposal.[14] Terex claimed that it substantially implemented the proposal by including on its website its views regarding corporate citizenship and making reference to a variety of other public disclosures including filings made with the SEC. Kroger's claim of substantial implementation may be distinguished from Terex's because Kroger is not relying on vague disclosures in our SEC reports and on our website regarding our corporate responsibility. The Staff's reasoning in the cases of Terex and Wendy's is consistent. Merely stating views on corporate responsibility is not sufficient to render a sustainability report proposal "substantially implemented" - a company must also show implementation. In contrast, Kroger has published a detailed report on corporate sustainability in a number of areas that include examples of practices and performance data. The Proposal has been substantially implemented.

For the reasons stated above, there is no further need to submit this matter for a shareholder vote. The Proposal has been substantially implemented and may be excluded based on Rule 14a-8(i)(10).

II. The Proposal Relates To Kroger's Ordinary Business Operations And May Be Excluded Under Rule 14a-8(i)(7).

The specific method of preparation and the specific information to be included in a highly detailed sustainability report relates to our ordinary business operations. The Proponent is attempting to dictate these ordinary business operations and the Proposal may be excluded based on Rule 14a-8(i)(7). This Rule allows a company to exclude a shareholder proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary course of business operations." The excludability of a proposal under the "ordinary business" standard must be determined on a case-by-case basis

[14] Terex Corporation (March 18, 2005).

based primarily on the nature of the proposal and whether, as a practical matter, the matter in issue could be subject to direct shareholder oversight.[15] The Staff has also made it clear that a proposal may be excluded pursuant to Rule 14a-(8)(i)(7) if the proposal seeks to "micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment," listing as an example a situation in which a proposal "seeks intricate detail."[16] "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to stockholder oversight."[17] If the Proposal was successful, as a practical matter, it would lead to active shareholder oversight of our Report. The resolution portion of the Proposal simply requests that our Board of Directors issue a "sustainability report." Our Board has already directed management to issue a sustainability report and this has been accomplished. We think the Staff interprets general proposals as giving the company the flexibility to decide how to best implement the resolution and, in this case, determine its own form of report.[18] The Proponent advised orally at last year's annual meeting of shareholders that is it dissatisfied with the Report. As such, through this Proposal the Proponent seeks to micro-manage the company by probing too deeply into matters of a complex nature. The specific method of preparation and the specific information to be included in our Report is up to the discretion of our management.

The Staff has concurred that when a company has already issued a report addressing the topic of a proposal, and the proposal called for extensive additional detail, the proposal could be excluded under Rule14a-8(i)(7), based on the grounds that the proposal related to the company's ordinary business operations (i.e. "the specific method of preparation and the specific information to be included in a highly detailed report").[19] The same reasoning applies in our situation. Kroger has already published a sustainability report. The Proponent does not like the content of the Report. Therefore, the Proposal should be excluded based on Rule 14a-8(i)(7) because determining the content of our Report is within the ordinary business operations of our company.

---

[15] Exchange Act Release No. 34-40018 (May 21, 1998).
[16] Exchange Act Release No. 34-40018 (May 21, 1998).
[17] Exchange Act Release No. 34-40018 (May 21, 1998).
[18] See Albertson's, Inc. (March 23, 2005).
[19] See Ford Motor Co. (March 7, 2005); General Motors Corp. (March 30, 2005); Ford Motor Co. (March 2, 2004).

Conclusion

We respectfully urge that the Staff determine that the Proposal may be omitted from the Proxy Materials because (i) it already has been substantially implemented by Kroger, and (ii) the Proposal relates to Kroger's ordinary business operations. If you disagree with the conclusions contained in this request, I would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Please call me at (513) 762-4425 if you require additional information or wish to discuss this submission further.

Very truly yours,

Jill V. McIntosh

Jill V. McIntosh

encl.

cc: Mr. Daniel P. Nielsen

EXHIBIT A

GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve
1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

VIA FEDEX AND FAX (513-762-4935)

January 10, 2007

RECEIVED
JAN 10 2007
KROGER LAW DEPT.

Paul W. Heldman
Secretary
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202-1100

RE: Shareholder Proposal

Dear Mr. Heldman:

I am writing on behalf of the General Board of Pension and Health Benefits, beneficial owner of 124,864 shares of Kroger common stock. I am filing the enclosed shareholder proposal for consideration and action at your 2007 Annual Meeting. In brief, the proposal requests Kroger to provide a sustainability report regarding environmental, social, and governance issues. Per Regulation 14A-12 of the Securities and Exchange Commission (SEC) Guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A-8, the General Board has continuously held Kroger shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership is enclosed. It is the General Board's intent to maintain ownership of Kroger stock through the date of the 2007 Annual Meeting.

Increasingly, progressive companies are recognizing the relationships and interdependencies between financial returns and environmental and social impacts. Leading companies in a variety of sectors now regularly disclose important non-financial performance data that investors value in helping them make well-informed investment decisions. Over 900 companies now publish sustainability reports based on the Global Reporting Initiative (GRI) guidelines.

Although Kroger and the General Board were unable to see eye to eye last year on the definition of a sustainability report, I remain willing to discuss the enclosed proposal with the hope of reaching an agreement to withdraw the proposal in exchange for improved reporting by Kroger. I believe the nearly 10% of shareholders who voted in favor of last year's proposal, a strong showing for a first-year proposal, provide a clear indication of the importance of this issue among Kroger's owners. While the Public Responsibilities (PR) Report that Kroger published last year provides some additional insights into Kroger's policies and operations, it does not fulfill the request of this proposal.

The General Board feels that Kroger has a responsibility to shareholders and other stakeholders to report on the environmental, social, and economic impacts of its business and on how these issues affect our company. Accordingly, it is submitting the enclosed shareholder proposal.

Please feel free to contact me via email at daniel_nielsen@gbophb.org or by phone at 847-866-4592 if you have questions or comments regarding the proposal.

Thank you in advance for your time and attention. I look forward to working with you or members of your staff regarding this important issue.

Sincerely,

Daniel P. Nielsen
Manager, Socially Responsible Investing

Sustainability Report
2007 – Kroger

WHEREAS:
Investors increasingly seek disclosure of companies' environmental and social practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to generate better financial returns, be more stable during turbulent economic and political conditions, and enjoy long-term business success.

Sustainability refers to endeavors that meet present needs without impairing the ability of future generations to meet their own needs. According to Dow Jones, "Corporate Sustainability is a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental, and social developments. Corporate sustainability leaders achieve long-term shareholder value by gearing their strategies and management to harness the market's potential for sustainability products and services while at the same time successfully reducing and avoiding sustainability costs and risks." (http://www.sustainability-index.com/htmle/sustainability/ corpsustainability.html)

We believe that improved reporting on environmental, social, and governance issues will strengthen our company and the people it serves. Furthermore, we believe this information is necessary for making well-informed investment decisions as it speaks to the vision and stewardship of management and can have significant impacts on our company's reputation and on shareholder value.

Globally, over 2,000 companies produce reports on sustainability issues (www.corporateregister.com).

The GE 2006 Citizenship Report provides a compelling rationale for sustainability reporting: "Investors are increasingly interested in evaluating companies based on a broader set of criteria than just financial performance... The strength of reputation, trust in brand and governance, and the ability to perform as a good corporate citizen, all impact GE's valuation and shape the perception of the Company's worth. In fact, according to a recent study, 70% of institutional asset managers believe the Company's citizenship factors will be part of mainstream analysis in the next 3 to 10 years... GE's focus is on providing transparent communications relating to the Company's citizenship performance."

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by December 31, 2007.

Supporting Statement
The report should include Kroger's definition of sustainability, as well as a company-wide review of policies, practices, and indicators related to measuring long-term social and environmental sustainability.

We recommend that Kroger use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights, and labor communities. Over 900 companies use or consult the Guidelines for sustainability reporting.

Mellon Mellon Trust

January 8, 2007

Vidette Bullock Mixon
General Board of Pension and Health Benefits
Of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Ms. Bullock Mixon:

This letter is in response to a request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church have continuously owned shares of Kroger Inc. stock since December 31, 2005 and that those shares have continuously maintained a market value of at least $2,000.00.

The security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-6104 with any questions.

Sincerely,

Joshua Frantz
Service Delivery Officer
Mellon Trust

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 11, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Kroger Co.
Incoming letter dated February 23, 2007

The proposal requests that the board issue a sustainability report to shareholders.

There appears to be some basis for your view that Kroger may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Kroger omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Kroger relies.

Sincerely,

Amanda McManus

Amanda McManus
Attorney-Adviser

END